                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA SHAREHOLDERS' MEETING HELD

2007 FINANCIAL STATEMENTS APPROVED

BOARD OF DIRECTORS APPOINTED FROM 2008 TO 2010

STOCK OPTION PLAN APPROVED FOR SENIOR EXECUTIVE MANAGEMENT

AMENDMENTS TO ARTICLES OF ASSOCIATION APPROVED

Rozzano (Milan), April 14, 2008

The Telecom Italia Shareholders' Meeting was held today in ordinary and extraordinary session, chaired by Gabriele Galateri di Genola.

In ordinary session, the Shareholders’ Meeting:

*

Approved Telecom Italia S.p.A.’s Financial Statements  for the 2007 financial year, and resolved to distribute a €0.080 dividend for each ordinary share and €0.091 dividend for each savings share. The dividend will be paid out from April 24, 2008, and go ex-coupon on April 21, 2008;

*

Appointed a new Board of Directors. The fifteen Board directors shall stay in office for three financial years, until the approval of the FY 2010 accounts.

In accordance with the articles of association, on the basis of lists presented respectively by Telco, the Findim Group and Arca SGR (this latter list presented jointly with other shareholders), the following company directors have been appointed:

Telco list

Cesar Alierta

Tarak Ben Ammar

Franco Bernabè

Elio Catania (independent)

Jean Paul Fitoussi (independent)

Gabriele Galateri

Berardino Libonati

Julio Linares Lopez

Gaetano Micciché

Aldo Minucci

Gianni Mion

Renato Pagliaro

Findim list

Paolo Baratta (independent)

Roland Berger (independent)

Arca SGR list

Luigi Zingales (independent)

CVs/Résumés for these directors are available for consultation on the company website.

*

Approved a stock option plan for Gabriele Galateri di Genola and Franco Bernabè, conditional upon their positions being confirmed as Chairman and CEO following the renewal of the Board of Directors. The three-year plan calls for allocation of an option for the purchase of ordinary shares in the company – 8,400,000 for the CEO and 3,000,000 for the Chairman, respectively – at a price not lower than €1.95 per share. In service of this Plan – to be implemented by the Board of Directors – authorization has been issued to buy back and hold a maximum of 11,400,000 ordinary shares.

In extraordinary session, the Telecom Italia Shareholders' Meeting adopted a series of amendments to the company's articles of association that bring the document into line with applicable law and enhance the effectiveness of operations undertaken by company organs.

* * *

Board member posts appointed by the Shareholders’ Meeting shall be defined at a special meeting convened for April 15, 2008.

Telecom Italia Media Relations +39 06 3688 2610 www.telecomitalia.it/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.it/investor_relations

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2008-2010 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 14th, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager